Filed Pursuant to Rule 424(b)(3)
                                                File Number 333-46495
                                                File Number 333-46495-01


       SECOND SUPPLEMENT TO THE OFFER AND CIRCULAR DATED OCTOBER 19, 1998


THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU HAVE ANY QUESTIONS AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISORS. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA OR THE UNITED STATES HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE. INFORMATION RELATING TO SMITHFIELD FOODS HAS BEEN INCORPORATED BY REFERENCE FROM DOCUMENTS FILED BY SMITHFIELD WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES REGULATORY AUTHORITIES AND MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM THE SECRETARY OF SMITHFIELD FOODS AT 200 COMMERCE STREET, SMITHFIELD, VIRGINIA, 23430.

                              NOTICE OF VARIATION


                                     TO THE

                              OFFERS TO PURCHASE
 ANY AND ALL OF THE OUTSTANDING COMMON SHARES AND CLASS A NON-VOTING SHARES OF

                             SCHNEIDER CORPORATION
                                      BY

                           SMITHFIELD CANADA LIMITED
                         A WHOLLY-OWNED SUBSIDIARY OF

                            SMITHFIELD FOODS, INC.



     This is a Supplement to Smithfield Canada's Offer and Circular dated October 19, 1998, as previously supplemented on October 26, 1998 (the "Offer and Circular"), and should be read in conjunction therewith. The Offer and Circular is incorporated by reference in this Supplement. Capitalized terms used in this Supplement without definition have the meanings ascribed to them in the Offer and Circular.


     Smithfield Canada Limited has offered to purchase, upon the terms and subject to the conditions described in the Offer and Circular, each outstanding Common Share and each Class A non-voting Share (including Class A Shares issuable upon exercise of outstanding Options) of Schneider Corporation for
0.5415 of an Exchangeable Share of Smithfield Canada. Each whole Exchangeable Share will be exchangeable for one share of the common stock of Smithfield Foods. Smithfield Canada is a newly-incorporated, wholly-owned subsidiary of Smithfield Foods. The Offers will be open for acceptance until 5:00 p.m. (local time at place of deposit) on November 18, 1998, unless extended or withdrawn by Smithfield Canada.


     The closing price of the shares of Smithfield Common Stock on the Nasdaq National Market on November 5, 1998 was US$23.25. Based on such closing price and using the United States/Canada currency exchange rate in effect on that date (the Noon Spot Rate), the value of 0.5415 of a share of Smithfield Common Stock was C$19.10.


     The dealer manager for the Offers is First Marathon Securities Limited. Questions and requests for assistance may be directed to the Dealer Manager or to CIBC Mellon Trust Company, the Depositary for the Offers. Additional copies of this document, the Offer and Circular and related materials may be obtained without charge on request from the Depositary at its Toronto office specified on the back page of this document.


     FOR A DISCUSSION OF RISK FACTORS TO BE CONSIDERED BY SHAREHOLDERS IN EVALUATING WHETHER TO ACCEPT THE OFFERS, SEE "RISK FACTORS" BEGINNING ON PAGE 16 OF THE OFFER AND CIRCULAR.


November 6, 1998

     This Notice of Variation amends and supplements the Offer and Circular. Except as otherwise set forth in this Notice of Variation, the terms and conditions previously set forth in the original Offers to Purchase continue to be applicable in all respects and this Notice of Variation should be read in conjunction therewith.


1. RECENT DEVELOPMENTS

     SCHNEIDER DIRECTORS' CIRCULAR

     On October 29, 1998 Schneider mailed a director's circular (the "Directors' Circular") to its Shareholders relating to the offers by Smithfield Canada (the "Smithfield Offers") and the offers by Maple Leaf Foods Inc. and its wholly-owned subsidiary SCH Acquisition Inc. (the "Maple Leaf Offers"), in each case to purchase all of the Common Shares and all of the Class A Shares of Schneider.

     In the Directors' Circular, Schneider's board of directors (Eric N. Schneider and Anne C. Fontana, members of the Schneider Family, declaring their interests and refraining from voting) made no recommendation in respect of the Smithfield Offers or the Maple Leaf Offers. With respect to the Smithfield Offers, Schneider's board of directors had been advised by Nesbitt Burns Inc. that the consideration offered thereunder was, as at the date of the Directors' Circular, inadequate from a financial point of view to Shareholders. Schneider's board of directors noted that the Schneider Family, holder of approximately 75% of the Common Shares, had entered into the Lock-up Agreement and thereby agreed to tender the Schneider Family Shares to the Smithfield Offers. With respect to the Maple Leaf Offers, Schneider's board of directors said it was unable to recommend acceptance of the Maple Leaf Offers because such offers remain subject to conditions that there be validly deposited and not withdrawn that number of Common Shares and Class A Shares which represent at least 66 2/3% of each such class on a diluted basis. Schneider's board of directors stated that the acceptance of the Smithfield Offers by the Schneider Family pursuant to the Lock-up Agreement would mean that the Maple Leaf Offers could not succeed.

     The Schneider board of directors reserved its right to change its recommendations should circumstances vary.

     Shareholders may request a copy of the Directors' Circular, and any additional Schneider directors' circular, from Schneider Corporation, 321 Courtland Avenue East, P.O. Box 130, Kitchener, Ontario, N2G 3X8 (telephone:
(519) 741-5000, telecopier: (519) 749-7420)). Alternatively, the Directors' Circular is available on the site maintained by the Canadian securities regulators on the World Wide Web at HTTP://WWW.SEDAR.COM.


     INTENTIONS OF THE SCHNEIDER FAMILY

     The Directors' Circular disclosed that as at October 28, 1998, the Schneider Family was not prepared at that time to state its position in respect of the Smithfield Offers.

     Subsequently, the Schneider Family confirmed to Smithfield its intention to tender all of the Schneider Family Shares in acceptance of the Smithfield Offers. Smithfield has confirmed to the Schneider Family that, provided all of the conditions of the Smithfield Offers continue to be satisfied at 5:00 p.m. (Toronto time) on November 18, 1998, Smithfield Canada shall take up and pay for any and all Schneider Shares tendered into the Smithfield Offers.


     TSE CONDITIONAL LISTING APPROVAL

     On November 4, 1998 the TSE extended the date by which Smithfield Canada is required to satisfy the requirements of its conditional listing approval until January 8, 1999.


2. VARIATION TO EXCHANGEABLE SHARE PROVISIONS

     Currently, the terms of the Exchangeable Shares provide that Smithfield Canada will have the right, exercisable at any time, to redeem all of the outstanding Exchangeable Shares in exchange for an equivalent number of shares of Smithfield Common Stock if there are fewer than 500,000 Exchangeable Shares outstanding. The Smithfield Offers are hereby amended to remove this provision. As a result of this amendment to the Smithfield Offers, Smithfield Canada will not have the right to redeem the Exchangeable Shares prior to the Tenth Anniversary Date.

     To effect this revision to the terms of the Exchangeable Shares, the definition of "Company Redemption Date" contained in the Offer and Circular and the Exchangeable Share Provisions is hereby amended by deleting clause (ii) thereof.

3. STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides holders of Schneider Shares with, in addition to any other rights they may have at law, rights of recission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Schneider Shares. However, such rights must be exercised within prescribed time limits. Holders of Schneider Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights, or consult with a lawyer.


                           APPROVAL AND CERTIFICATE

     The contents of the Offer and Circular (including the documents incorporated by reference therein) and this Supplement have been approved, and the sending, communication or delivery thereof to the Shareholders of Schneider Corporation has been authorized by, the Board of Directors of Smithfield Canada Limited. The foregoing contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing do not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offers, as varied by this Supplement.

Dated: November 6, 1998.



   (Signed) Joseph W. Luter, III                        (Signed) Aaron D. Trub
     Chief Executive Officer                           Chief Financial Officer

                      On behalf of the Board of Directors




   (Signed) Rene R. Sorell                         (Signed) Graham P.C. Gow
   Director                                                        Director

                       THE DEPOSITARY FOR THE OFFERS IS


                           CIBC MELLON TRUST COMPANY


              FOR DELIVERY BY MAIL AND BY FACSIMILE TRANSMISSION:

                           CIBC MELLON TRUST COMPANY
                                 P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                    M5C 2K4
                          Attention: Special Projects
                           Telephone: (416) 643-5500
                           Toll Free: 1-800-387-0825
                              Fax: (416) 643-3148

                       FOR DELIVERY BY HAND OR COURIER:

                           CIBC Mellon Trust Company
                                199 Bay Street
                              Commerce Court West
                                Securities Level
                               Toronto, Ontario
                                    M5L 1G9
                           Attention: Courier Window


         MONTREAL                      CALGARY                        VANCOUVER
  2001 University Street          600 The Dome Tower                  Mall Level
        16th Floor             333 Seventh Avenue S.W.        1177 West Hastings Street
       Montreal, PQ                   6th Floor                     Vancouver, BC
          H3A 2A6                    Calgary, AB                       V6E 2K3
                                       T2P 2Z1

         WINNIPEG                      HALIFAX                          REGINA
    330 St. Mary Avenue           1660 Hollis Street         1080 - 2002 Victoria Avenue
         Suite 201         Centennial Building, Main Floor            Regina, SK
       Winnipeg, MB                  Halifax, NS                       S4P 0R7
          R3C 3Z5                      B3J 1V7

                      THE DEALER MANAGER OF THE OFFERS IS

                       FIRST MARATHON SECURITIES LIMITED


                       First Marathon Securities Limited
                               The Exchange Tower
                             2 First Canadian Place
                            Suite 3200, P.O. Box 21
                                Toronto, Ontario
                                    M5X 1J9


                              Tel: (416) 869-3707
                              Fax: (416) 869-6411